This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

September 14, 2006

Item 3.

Press Release

September 14, 2006, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corp. announced that it has received a $767,270 order to supply a number of its Model FP-50 solar-powered LED general illumination systems for the US Marine Corps (USMC).  This order will be supplied through a US based contractor and the FP-50 units are scheduled for final installation at an air base in the Middle East.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 14th day of September, 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Thursday, September 14, 2006

 (No.2006-09-17)

CARMANAH RECEIVES $767,000 ORDER FOR SOLAR-POWERED LED

GENERAL ILLUMINATION PRODUCTS FROM US MARINE CORPS

Victoria, British Columbia, Canada - Thursday, September 14, 2006 - Carmanah Technologies Corporation (TSX:CMH) is pleased to announce that it has received a $767,270 order to supply a number of its Model FP-50 solar-powered LED general illumination systems for the US Marine Corps (USMC).  This order will be supplied through a US based contractor and the FP-50 units are scheduled for final installation at an air base in the Middle East.

This order is a result of a field trial of nine FP-50 systems at two different USMC bases in the Middle East.  The trial systems offered unparalleled light output performance and also proved to be reliable and durable, even under the extreme temperatures and harsh environmental conditions found in the Middle East.

This latest order of FP-50 systems will be used for apron floodlighting, taxiway/runway intersection lighting, building lighting, path lighting and general illumination.  Installations are scheduled for September and October, 2006.

In addition to these FP-50 systems, the USMC currently operates more than 260 Carmanah GI-102 solar-powered LED spotlights at two airbases in the Middle East.  In total, more than 6000 of Carmanah’s solar LED aviation lights, spotlights and floodlights are now in use by the USMC alone.

About Carmanah’s FP-50 Solar LED Floodlight

The FP-50 is the world's most advanced solar-powered LED general illumination system, ideal for perimeter lighting, security lighting, sign lighting and other types of floodlight applications.  Using Carmanah's patented MICROSOURCE(r) Energy Management technologies, the FP-50 is extremely compact and cost-effective; all batteries, electronics and solar module are contained within a small housing that can be pole-mounted out of reach and out of harm's way.  The FP-50 features a number of LED-based luminaire options and the system can be configured to power more than one luminaire.  The FP-50 can also be programmed to operate automatically from dusk till dawn, as well as on demand using an external motion sensor or other type of switch.  The FP-50 is shock-proof, vibration-proof, and designed to operate reliably year-round under the harshest of environmental conditions with no scheduled maintenance for up to five years.

For more information about the FP-50 general illumination system, or Carmanah’s other unique solar LED lighting solutions for the aviation industry, visit www.solarairportlights.com.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in energy-efficient technologies.  The Company is currently focused on three technology groups: solar-powered LED lighting, solar power systems & equipment and LED-illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: 403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media (North America): Mr. David Davies Media Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.